UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	June 30, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
HANMI FINANCIAL CORPORATION

Full Name of Registrant
Not Applicable

Former Name if Applicable

3660 Wilshire Boulevard, Penthouse Suite A

Address of Principal Executive Office (Street and Number)
Los Angeles, California 90010

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      Hanmi Financial Corporation (the “Company”) has determined that it will be unable to file its Quarterly Report on Form 10-Q for the period ended June 30, 2009 by August 10, 2009 without unreasonable effort and expense because the Company needs additional time to complete the restatement and filing of Amendment No. 1 to its Quarterly Report on Form 10-Q for the period ended March 31, 2009. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended, the Company expects to file its Form 10-Q no later than the fifth calendar day following the prescribed due date.

     The Company will be filing Amendment No. 1 to its Quarterly Report on Form 10-Q for the period ended March 31, 2009, originally filed with the Securities and Exchange Commission on May 11, 2009, to amend and restate its unaudited consolidated financial statements as of and for the three months ended March 31, 2009. The allowance for loan losses and provision for credit losses were increased to reflect an adjustment to the qualitative reserve factors that its wholly-owned subsidiary, Hanmi Bank (“the Bank”), utilized in calculating its allowance for loan losses as of March 31, 2009. The increases in the qualitative reserve factors reflected first quarter trends in delinquent, classified and non-performing loans in the Bank’s loan portfolio, which were raised as part of the Bank’s recent regulatory examination. The restatement also will reflect certain loan grading changes that also occurred as a result of the recent regulatory examination. As a result of these findings, the Company concluded that the allowance for loan losses as of March 31, 2009 should be increased by $21.0 million to reflect these matters.

     The decision to restate the first quarter financial statements was approved by the Audit Committee of the Board of Directors of Hanmi Financial on August 3, 2009.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Brian E. Cho	(213)	368-3200
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

HANMI FINANCIAL CORPORATION
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 10, 2009	By	/s/ Brian E. Cho

Brian E. Cho
Executive Vice President and Chief Financial Officer
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).